Exhibit 5

British American Tobacco p.l.c.

13 July 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the “Company”) announces that in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each (“Shares”) from UBS AG London Branch (“UBS”) during the period from 06 July 2026 to 10 July 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	06 July 2026	07 July 2026	08 July 2026	09 July 2026	10 July 2026
Number of ordinary shares of 25 pence each purchased:	91,500	93,632	89,203	145,818	145,630
Highest price paid per share (pence):	4,641.00p	4,651.00p	4,635.00p	4,523.00p	4,491.00p
Lowest price paid per share (pence):	4,567.00p	4,592.00p	4,573.00p	4,475.00p	4,444.00p
Volume weighted average price paid per share (pence):	4,603.55p	4,623.79p	4,602.12p	4,501.40p	4,470.46p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,164,279,380 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,654,339 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by UBS during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/1117M_1-2026-7-13.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1117M_2-2026-7-13.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1117M_3-2026-7-13.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1117M_4-2026-7-13.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1117M_5-2026-7-13.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	06/07/2026	91,500	4,603.55p	LSE
British American Tobacco p.l.c.	GB0002875804	06/07/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	06/07/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	07/07/2026	66,093	4,624.09p	LSE
British American Tobacco p.l.c.	GB0002875804	07/07/2026	19,276	4,623.15p	CHIX
British American Tobacco p.l.c.	GB0002875804	07/07/2026	8,263	4,622.86p	BATE
British American Tobacco p.l.c.	GB0002875804	08/07/2026	63,122	4,602.06p	LSE
British American Tobacco p.l.c.	GB0002875804	08/07/2026	18,192	4,602.68p	CHIX
British American Tobacco p.l.c.	GB0002875804	08/07/2026	7,889	4,601.30p	BATE
British American Tobacco p.l.c.	GB0002875804	09/07/2026	105,767	4,501.44p	LSE
British American Tobacco p.l.c.	GB0002875804	09/07/2026	28,080	4,501.36p	CHIX
British American Tobacco p.l.c.	GB0002875804	09/07/2026	11,971	4,501.09p	BATE
British American Tobacco p.l.c.	GB0002875804	10/07/2026	104,701	4,470.63p	LSE
British American Tobacco p.l.c.	GB0002875804	10/07/2026	28,535	4,470.22p	CHIX
British American Tobacco p.l.c.	GB0002875804	10/07/2026	12,394	4,469.58p	BATE